Mail Stop 0408
      January 25, 2006

By U.S. Mail and Facsimile (303) 777-3823

James P. R. Samuels
President
Worldwide Strategies Incorporated
3801 East Florida Avenue, Suite 400
Denver, Colorado 80210

Re:	Worldwide Strategies Incorporated
      Amendment No. 2 to Registration Statement on Form SB-2
      Filed January 11, 2006
	File No. 333-126793

Dear Mr. Samuels:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment no. 1. Please identify all shares purchased by officers and directors in the recent private placement.

Prospectus Summary, page 3

2. Please revise to explain at greater length the company`s current situation. For example, briefly summarize the history of the company. Disclose that it is not currently operational, and explain what activities the company has been involved in since the merger with WBSI. Disclose, for example, that the agreements with the various affiliated call centers were all made since October 2005, and that no revenues have been generated through those call centers. Clarify the source of the disclosed $2,500 in revenues and when you expect to obtain revenues from the activities described in this section.

3. If you intend to expand beyond the specific projects described, please so indicate. That is, do you intend in the forseeable future to become affiliated with additional call centers, acquire additional call centers in addition to Cascade, or build any of your own centers apart from the one planned in Vancouver?

4. We note the first two sentences in the third main paragraph in response to our prior comment 13. Do you mean to say that if you do not complete the Cascade acquisition, your primary long-term source of revenues will be from marketing the services of your affiliated call centers? If you have intentions to expand beyond those immediate plans discussed here, please explain what you foresee in the longer-term as your primary source of revenues.

5. Please explain why the company has chosen to conduct a secondary offering rather than sell stock directly to the public.

6. In light of your statement regarding your dependency on the sales of your securities in order to continue your operations, please disclose the source or sources of funds on which you expect to rely in the forseeable future.

7. Please revise to disclose more precisely the nature of your agreements concerning Cascade and Touchstar, for example, that you have signed a non-binding letter of agreement with Cascade.

Risk Factors, page 5

8. We note your response to our prior comment no. 18. Please revise the sentence referred to "our other filings with the SEC" to avoid the suggestion that you currently have other filings in addition to the registration statement.

Plan of Operation, page 10

9. Please refer to prior comment 24 and revise to disclose the penalties which the Company will incur in the event that the acquisition is not completed.

10. We note your response to our prior comment no. 4. Please revise to present your business plan in broader terms. That is, rather than simply address your plans for the next five to six months, explain what will be required for the company to become operational and successful. In particular, please address specifically such financial issues as:
* the expected source of funds;
* the expected first date of revenues; and
* the costs associated with each of your milestones.

Liquidity and Capital Resources, page 11

11. You disclose a private placement consisting of 1,980,000 shares and warrants that closed in September, 2005. Is this the same placement listed in your Recent Sales section that ended on August 31, 2005? If so, the number of shares and the consideration do not agree. Please revise or advise.

Selling Stockholders, page 28

12. Please revise to clarify which shareholders received their shares in exchange for their shares of WBSI and which received them in the
September 2005 private placement.

Financial Statements

General

13. Please amend your filing to include audited financial statements that are as of a date within 135 days of the filing of your next amendment. Refer to Item 310 of Regulation S-B.

Statement of Operations, page F-3

14. Please revise your statement of operations to appropriately label this financial information.

Note 1: Organization, Basis of Presentation, and Summary of
Significant Accounting Policies

15. Please revise your footnote to include a discussion of your accounting policies for revenue recognition. Refer to APB 22.
Also,
revise MD&A to provide an expanded discussion of the specific nature of your revenues earned to date.

Legality Opinion

16. Revise to indicate the body of law being opined upon. There does not appear to be any revision in Exhibit 5.1 in response to our prior comment 46.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Margaret Fitzgerald, Staff Accountant, at
(202)
551-3556 or Paul Cline, Senior Accountant, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Gregory Dundas at
(202) 551-3436 or me at (202) 551-3434 with any other questions.

								Sincerely,



      Michael Clampitt
      Senior Attorney

cc:	Fay M. Matsukage, Esq.
	Dill Dill Carr Stonbraker & Hutchings, P.C.
	455 Sherman Street, Suite 300
      Denver, Colorado 80203

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James P.R. Samuels
Worldwide Strategies Incorporated
January 25, 2006
Page 4